Exhibit 99.1

Hong Kong Pharma Digital Technology Holdings Limited
Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon
Hong Kong

PROXY STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	November 24, 2025
Hong Kong Pharma Digital Technology Holdings Limited	Hong Kong

Dear Shareholders:

You are cordially invited to attend the annual general meeting of the shareholders of Hong Kong Pharma Digital Technology Holdings Limited (“Company”), which will be held at 10 a.m. (Hong Kong time), on December 12, 2025 (December 11, 2025, at 9:00 p.m., Eastern Time) (“Annual General Meeting”). The Annual General Meeting will be held at Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong. Shareholders will be able to attend the meeting in-person and vote.

The matters to be acted upon at the Annual General Meeting are described in the Proxy Statement and Notice of Annual General Meeting of Shareholders.

The board of directors of the Company (the “Board”) has fixed the close of business on November 14, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual General Meeting or any adjournment thereof. The Proxy Statement and Notice of Annual General Meeting of Shareholders and form of proxy card will first be mailed or given to the Company’s shareholders on or about November 24, 2025.

Only holders of our ordinary shares, par value US$0.001 per share on the Record Date are entitled to receive notice of and to vote at the Annual General Meeting or any adjournment thereof. Whether or not you expect to attend, you are respectfully requested by the Board to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE ANNUAL GENERAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE ANNUAL GENERAL MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors Hong Kong Pharma Digital Technology Holdings Limited
/s/ Chenyu Liang
Chenyu Liang
Director and Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
Hong Kong Pharma Digital Technology Holdings Limited
(THE “COMPANY”)

TIME:	10 a.m. (Hong Kong time), on December 12, 2025 (December 11, 2025, at 9:00 p.m., Eastern Time).
PLACE:	Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong

ITEMS OF BUSINESS:

PROPOSALS:
Proposal One

By ordinary resolutions, to re-elect each of the five directors named in this proxy statement as a director of the Company to hold office until the next annual general meeting or until his/her respective successor is elected and duly qualified.

Proposal Two

By ordinary resolutions, to approve, ratify, and confirm the re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2026, and to authorize the Company’s board of directors (the “Board”) and/or the Audit Committee to fix such independent registered public accounting firm’s annual compensation.

Proposal Three

By ordinary resolutions, to approve an increase of the authorized share capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 (the “Increase in Authorized Capital”).

Proposal Four

Subject to the approval and implementation of the Increase in Authorized Capital, by ordinary resolutions, to approve an amendment of the authorized share capital of the Company (the “Share Capital Amendment”) from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each (“Ordinary Shares”), comprising (i) 940,000,000 class A ordinary shares of par value of US$0.001 each (“Class A Ordinary Shares”) and (ii) 60,000,000 class B ordinary shares of par value of US$0.001 each (the “Class B Ordinary Shares”) by:

(a)     re-designating all issued and outstanding Ordinary Shares (being 11,000,000 Ordinary Shares) as a consequence of the resolutions above, into Class A Ordinary Shares with one (1) vote per share and with other rights attached to it in the Fourth Amended and Restated Memorandum and Articles of Association (hereinafter defined) on a one for one basis;

(b)    re-designating 60,000,000 authorized but unissued Ordinary Shares into 60,000,000 Class B Ordinary Shares with 50 votes per share and with other rights attached to it in the Fourth Amended and Restated Memorandum and Articles of Association on a one for one basis;

(c)     re-designating the remaining 929,000,000 authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis;

(d)    as a consequence of the Share Capital Amendment, the authorized share capital of the Company will be changed from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each, to US$1,000,000 divided into 1,000,000,000 Ordinary Shares, comprising (i) 940,000,000 Class A Ordinary Shares and (ii) 60,000,000 Class B Ordinary Shares;

(e)     to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Share Capital Amendment; and

(f)     to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Capital Amendment.

Proposal Five

Subject to the approval and implementation of the Increase in Authorized Capital and the Share Capital Amendment, by ordinary resolutions:

(a)     to authorize the Board to effect a reverse share split (the “Reverse Share Split”) and share consolidation (the “Share Consolidation”) of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-ten (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$1,000,000 divided into 1,000,000,000 Ordinary Shares comprising (i) 940,000,000 Class A Ordinary Shares, and (ii) 60,000,000 Class B Ordinary Shares, to US$1,000,000 divided into (i) as low as 9,400,000 class A ordinary shares of a par value of US$0.1 each and 600,000 class B ordinary shares of a par value of US$0.1 each;

(b)    to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Reverse Share Split and Share Consolidation; and

(c)     to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Reverse Share Split and Share Consolidation.

Proposal Six

By special resolutions, to consider and, if thought fit, pass with or without amendments, that the English name of the Company be changed from “Hong Kong Pharma Digital Technology Holdings Limited” to “Cellyan Biotechnology Co., Ltd”, and the Chinese name of “生研生物公司” be adopted as the dual foreign name of the Company to replace its existing Chinese name of “港药数字科技控股有限公司” (the “Proposed Change of Company Name”) with effect from the date on which the Registrar of Companies in the Cayman Islands issues a Certificate of Incorporation on Change of Name confirming that the new name has been registered, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement and/or give effect to the Proposed Change of Company Name and to attend to any necessary registration and/or filing for and on behalf of the Company.

Proposal Seven

Subject to the approval of Proposals Three, Four, Five and Six, by special resolutions:

(a)     that the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated Memorandum and Articles of Association”), a copy of which has been produced to this meeting and initialed by the chairman of this meeting for the purpose of identification, be and are hereby approved and adopted as the memorandum and articles of association of the Company in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement the adoption of the Fourth Amended and Restated Memorandum and Articles of Association;

(b)    to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Fourth Amended and Restated Memorandum and Articles of Association; and

(c)     in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Reverse Share Split and Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to the Reverse Share Split and Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split and Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split and Share Consolidation (the “Settlement of Fractional Shares”).

Proposal Eight

By ordinary resolutions, to approve the repurchase of 7,150,000 Class A Ordinary Shares registered in the name of TUTU Business Services Limited in consideration for the allotment and issuance of 7,150,000 Class B Ordinary Shares to TUTU Business Services Limited.

Proposal Nine

By ordinary resolutions, to approve and adopt the Hong Kong Pharma Digital Technology Holdings Limited 2025 Equity Incentive Plan (the “2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares.

WHO MAY VOTE:	You may vote if you were a shareholder of record on November 14, 2025.
DATE OF MAILING:	This notice, proxy statement and form of Fourth Amended and Restated Memorandum and Articles of Association are first being mailed to shareholders on or about November 24, 2025.
By order of the Board of Directors Hong Kong Pharma Digital Technology Holdings Limited
/s/ Chenyu Liang
Name: Chenyu Liang
Title: Director and Chief Executive Officer

ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following proposal (the “Proposals”):

To approve,

Proposal One

By ordinary resolutions, to re-elect each of the five directors named in this proxy statement as a director of the Company to hold office until the next annual general meeting or until his/her respective successor is elected and duly qualified.

Proposal Two

By ordinary resolutions, to approve, ratify, and confirm the re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2026, and to authorize the Board and/or the Audit Committee to fix such independent registered public accounting firm’s annual compensation.

Proposal Three

By ordinary resolutions, to approve the Increase in Authorized Capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001.

Proposal Four

Subject to the approval and implementation of the Increase in Authorized Capital, by ordinary resolutions, to approve the Share Capital Amendment from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000 divided into 1,000,000,000 Ordinary Shares, comprising (i) 940,000,000 Class A Ordinary Shares and (ii) 60,000,000 Class B Ordinary Shares by:

(a)     re-designating all issued and outstanding Ordinary Shares (being 11,000,000 Ordinary Shares) as a consequence of the resolutions above, into Class A Ordinary Shares with one (1) vote per share and with other rights attached to it in the Fourth Amended and Restated Memorandum and Articles of Association (hereinafter defined) on a one for one basis;

(b)    re-designating 60,000,000 authorized but unissued Ordinary Shares into 60,000,000 Class B Ordinary Shares with 50 votes per share and with other rights attached to it in the Fourth Amended and Restated Memorandum and Articles of Association on a one for one basis;

(c)     re-designating the remaining 929,000,000 authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis;

(d)    as a consequence of the Share Capital Amendment, the authorized share capital of the Company will be changed from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each, to US$1,000,000 divided into 1,000,000,000 Ordinary Shares, comprising (i) 940,000,000 Class A Ordinary Shares and (ii) 60,000,000 Class B Ordinary Shares;

(e)     to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Share Capital Amendment; and

(f)     to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Capital Amendment.

Proposal Five

Subject to the approval and implementation of the Increase in Authorized Capital and the Share Capital Amendment, by ordinary resolutions:

(a)     to authorize the Board to effect the Reverse Share Split and Share Consolidation of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-ten, at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$1,000,000 divided into 1,000,000,000 Ordinary Shares comprising (i) 940,000,000 Class A Ordinary Shares, and (ii) 60,000,000 Class B Ordinary Shares, to US$1,000,000 divided into (i) as low as 9,400,000 class A ordinary shares of a par value of US$0.1 each and 600,000 class B ordinary shares of a par value of US$0.1 each;

(b)    to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Reverse Share Split and Share Consolidation; and

(c)     to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Reverse Share Split and Share Consolidation.

Proposal Six

By special resolutions, to consider and, if thought fit, pass with or without amendments, that the English name of the Company be changed from “Hong Kong Pharma Digital Technology Holdings Limited” to “Cellyan Biotechnology Co., Ltd”, and the Chinese name of “生研生物公司” be adopted as the dual foreign name of the Company to replace its existing Chinese name of “港药数字科技控股有限公司” with effect from the date on which the Registrar of Companies in the Cayman Islands issues a Certificate of Incorporation on Change of Name confirming that the new name has been registered, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement and/or give effect to the Proposed Change of Company Name and to attend to any necessary registration and/or filing for and on behalf of the Company.

Proposal Seven

Subject to the approval of Proposals Three, Four, Five and Six, by special resolutions:

(a)     that the Fourth Amended and Restated Memorandum and Articles of Association, a copy of which has been produced to this meeting and initialed by the chairman of this meeting for the purpose of identification, be and are hereby approved and adopted as the memorandum and articles of association of the Company in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement the adoption of the Fourth Amended and Restated Memorandum and Articles of Association;

(b)    to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Fourth Amended and Restated Memorandum and Articles of Association; and

(c)     in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Reverse Share Split and Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to the Reverse Share Split and Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split and Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split and Share Consolidation.

Proposal Eight

By ordinary resolutions, to approve the repurchase of 7,150,000 Class A Ordinary Shares registered in the name of TUTU Business Services Limited in consideration for the allotment and issuance of 7,150,000 Class B Ordinary Shares to TUTU Business Services Limited.

Proposal Nine	By ordinary resolutions, to approve and adopt the 2025 Plan and all transactions contemplated thereunder, including the reservation and issuance of shares.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on November 14, 2025, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of November 14, 2025, we had 11,000,000 ordinary shares issued and outstanding.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, VStock Transfer LLC, you are a “Shareholder of Record” who may vote at the Annual General Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Annual General Meeting. Whether or not you plan to attend the Annual General Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Annual General Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Annual General Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Annual General Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Annual General Meeting.

How do I vote before the Annual General Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1)    by Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)    by mail, by completing, signing, and returning the enclosed proxy card; or

(3)    during the Annual General Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual General Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us not less than forty-eight (48) hours before the time for holding the Annual General Meeting at which the person named in such instrument proposes to vote, (2) voting again over the Internet prior to the time of the Annual General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker, or (3) voting at the Annual General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” the proposal(s) concerned in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual General Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Annual General Meeting?

Your shares are counted as present at the Annual General Meeting if you attend the Annual General Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual General Meeting, at the commencement of the Annual General Meeting, there are two (2) registered shareholders entitled to vote and present in person (or, in the case of a registered shareholder being a corporation, by its duly authorized representative) holding not less than one-third of all votes attaching to issued and outstanding ordinary shares in the Company entitled to vote throughout the Annual General Meeting. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual General Meeting. If a quorum is not present or represented, the chairman of the Annual General Meeting may adjourn the Annual General Meeting from time to time, without notice other than announcement at the Annual General Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Each ordinary share shall be entitled to one (1) vote on all matters subject to the vote at the Annual General Meeting. At the Annual General Meeting, every holder of ordinary shares present in person or by proxy may vote the fully paid ordinary shares held by such holder of ordinary shares. A resolution put to the vote of a meeting shall be decided on a poll. The approval of each of Proposals One, Two, Three, Four, Five, Eight and Nine, including the Increase in Authorized Capital, Share Capital Amendment, Reverse Share Split and Share Consolidation, and 2025 Plan requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by such holders of shares of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Annual General Meeting. The approval of each of Proposals Six and Seven, including the Proposed Change of Company Name, the adoption of the Fourth Amended and Restated Memorandum and Articles of Association and Settlement of Fractional Shares requires a special resolution under Cayman Islands law, being a resolution passed by not less than two-thirds of the votes cast by such holders of shares of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Annual General Meeting. In computing the majority, regard shall be had to the number of votes to which each holder of ordinary shares is entitled.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual General Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Annual General Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual General Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Annual General Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposals Three, Four, Five, Six, Seven, Eight and Nine because they are considered a non-routine matter.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual General Meeting.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules that permit companies to make available their annual reports to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended March 31, 2025 (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 14, 2025. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2025 Annual Report to shareholders by visiting the Company’s website at www.9zt.hk. If you want to receive a paper or email copy of the Company’s 2025 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the investor relations contact of the Company, at Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong.

PROPOSAL ONE

RE-ELECTION OF CURRENT DIRECTORS

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting.

The Board currently consists of five members. All five current directors named below will seek re-election at the Annaul General Meeting.

The Company’s Nominating and Corporate Governance Committee recommends, and the Board concurs, that the five current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following table and subsequent narrative set forth the biographic information of the five director nominees.

Name	Age	Position/Title
Chenyu Liang	25	Director and Chief Executive Officer
Lap Sun Wong	58	Director
Mike Yao Zhou	34	Independent Director
Jingyan Wu	55	Independent Director
Dr. Kam Leung Chan	51	Independent Director

DIRECTORS FOR RE-ELECTION

Chenyu Liang.    Mr. Liang has served as the Company’s chief executive officer and director since October 2025. Mr. Liang’s experience spans several industries and includes both managing day-to-day business activities and directing long-term initiatives, including experience serving as a chief executive officer. From September 2023 to September 2025, he held the position of chief executive officer at Jiangsu Miaodong Trading Group, where he was responsible for multinational corporate operations, supply chain management, strategic planning, and organizational oversight. Mr. Liang received a Bachelor of Laws degree from Dongbei University of Finance and Economics in 2023.

Lap Sun Wong.    Mr. Wong has served as a director of the Company since August 2023 and served as the Company’s chief executive officer and chairman of the board of directors from March 2024 to October 2025. He founded V-Alliance Technology Supplies Limited in 2016 and joined Joint Cross Border Logistics Company Limited in 2019. Mr. Wong entered the logistics industry in 2000 by establishing Chuang Yi (International) Enterprise Limited in Hong Kong where he started with one logistics line from Hong Kong to Shanghai. He then gradually developed an expansive logistics business based on the global networks of DHL and UPS, transporting clients’ goods from Hong Kong to the world, as well as from around the world to Hong Kong. Mr. Wong’s extensive experience in the logistics and cross-border e-commerce market, his deep industry knowledge, managerial expertise, and ability to adapt to rapidly evolving market demands, make him qualified to serve on our board and a valuable asset to our company. Mr. Wong earned his bachelor’s degree in business administration from Guangdong Business Administration College in 2019.

Mike Yao Zhou.    Mr. Zhou has served as an independent director of the Company since September 2025. Mr. Zhou has extensive experience in investment, capital markets, and corporate development. He has served as the regional director of Norwich Capital Limited since March 2024. Since 2019, Mr. Zhou has also been the owner and president of MYZ Corporate Relations Ltd., a private investment and consulting firm focused on the North American capital markets. From May 2021 to March 2024, Mr. Zhou served as a director of Direct Communication Solutions Inc. (CNSX: DCSI). He was also a member of the board of directors of Explorex Resource Inc. (which now known as

Raffles Financial Group Limited), a natural resources exploration company, from August 2019 to April 2021. Earlier in his career, Mr. Zhou served as an analyst and associate with PI Financial, a privately-owned Canadian brokerage firm, from 2017 to 2018. Mr. Zhou holds the Project Management Professional designation from the Project Management Institute, and a Bachelor of Science Degree in Statistics and Economics from the University of British Columbia.

Jingyan Wu.    Ms. Wu has served as an independent director of the Company since November 2025. Ms. Wu previously served as chief financial officer of EZGO Technologies Ltd. (Nasdaq: EZGO) and chief financial officer of Jiangsu EZGO Electronic Technologies, Co., Ltd., from September 2020 to August 2025. Ms. Wu has over 20 years of professional experience in accounting and auditing, including over 10 years serving at U.S. public companies and public accounting firms. From June 2018 to August 2020, Ms. Wu served as a Senior Internal Auditor of MSIG Holdings (U.S.A.) Inc., a member of MS&AD Insurance Group Holdings Inc., one of the world’s top property and casualty insurance providers located in Japan. From November 2009 to June 2018, Ms. Wu served as a Senior Internal Auditor of Children’s Place Inc. (Nasdaq: PLCE), an American specialty retailer of children’s apparel and accessories. From February 2007 to November 2009, she served as a Senior Auditor of Deloitte Touche Tohmatsu Limited. Ms. Wu has been a Certified Public Accountant since 2005, and is a licensed Certified Public Accountant in the States of New Jersey and Illinois. Ms. Wu received her Bachelor’s degree from Shanghai University of Finance and Economics in June 1993 and Master’s degree in Accountancy from University of Illinois, Urbana-Champaign in May 2004.

Kam Leung Chan.    Dr. Chan has extensive experience in Chinese medicine research. He has been employed at the School of Chinese Medicine at the Chinese University of Hong Kong as a research assistant from August 1999 to October 2000, a technician from November 2000 to January 2008, an instructor from February 2008 to July 2012, and a lecturer since August 2012. He served as an independent non-executive director, chairman of the nomination committee, and a member of the audit and remuneration committees, at Modern Chinese Medicine Group Co., Ltd. from January 2021 to April 2023, a company listed on The Stock Exchange of Hong Kong Limited. Additionally, he has been a director and a council member of Hong Kong College of Community Health Practitioners Limited since December 2017, and was a director of Excellent Clinical Research Consultancy (HK) Limited from May 2019 to September 2021. Dr. Chan obtained a bachelor’s degree in science in 1997, a master’s degree in philosophy in 1999, a diploma in Chinese medicine in 2003 and a Ph.D. in Chinese medicine in 2007, all from the Chinese University of Hong Kong. In October 2019, he was awarded a silver medal at the “2nd Beijing-Tianjin-Hebei-Guangdong-Hong Kong-Macao Youth Innovation and Entrepreneurship Competition,” organized by the academic affairs office of Tsinghua University and the China High School Innovation and Entrepreneurship Education Alliance. He was also awarded a certificate of commendation from the Secretary for Home Affairs of Hong Kong in December 2019 for his contributions to community healthcare promotion.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

BOARD OF DIRECTORS AND BOARD COMMITTEES

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. The Board currently consists of five directors, including two executive directors and three independent directors. As a result, a majority of members of the Board are independent.

A director is not required to hold any shares in the Company to qualify to serve as a director. The Board may exercise all the powers of the Company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company is required to declare the nature of his interest at a meeting of the directors. Following a declaration being made, subject to any separate requirement for the Audit Committee’s approval under applicable law or the rules and regulations of the Nasdaq and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

The Company has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. Each of the committees of the Board shall have the composition and responsibilities described below.

Committees of the Board

Audit Committee

The Audit Committee consists of three directors, namely, Jingyan Wu, Mike Yao Zhou and Dr. Kam Leung Chan, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and Section 5605 of the Nasdaq Rules. Jingyan Wu is the chairperson of the Audit Committee. The Board has also determined that Jingyan Wu qualifies as an “audit committee financial expert.” The Audit Committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of the Company’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with the Company’s code of ethics and business conduct, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

Compensation Committee

The Compensation Committee consists of three directors, namely, Jingyan Wu, Mike Yao Zhou and Dr. Kam Leung Chan, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Rules. Mike Yao Zhou acts as the chairperson of the Compensation Committee. The Compensation Committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to the Company’s directors and executive officers. The Company’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

•        reviewing and approving, or recommending to the Board for its approval, the compensation for the Company’s chief executive officer and other executive officers;

•        reviewing and recommending to the Board for determination with respect to the compensation of the Company’s non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of three directors, namely, Mike Yao Zhou, Jingyan Wu and Dr. Kam Leung Chan, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Rules. Dr. Kam Leung Chan is the chairperson of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists the Board in selecting individuals qualified to become the directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

•        selecting and recommending to the Board nominees for election by the shareholders or appointment by the Board;

•        reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•        making recommendations on the frequency and structure of Board meetings and monitoring the functioning of the committees of the Board; and

•        advising the Board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any remedial action to be taken.

Terms of Directors

The directors may be appointed by a resolution of the Board or by an ordinary resolution of the shareholders. In addition, the Board may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on the Board or as an addition to the existing Board. The Company’s officers are elected by and serve at the discretion of the Board. The directors are not subject to a term of office and hold office until such time as they resign or otherwise are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from the Board, is absent from three consecutive meetings of the Board and the Board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the Company’s memorandum and articles of association.

Duties of Directors

Under Cayman Islands law, the Company’s directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in its best interests. The directors must also exercise their powers only for a proper purpose. The directors also owe to the Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to the Company, the directors must ensure compliance with the Company’s memorandum and articles of association, as amended and restated from time to time. The Company has the right to seek damages if a duty owed by the directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the Company’s name if a duty owed by the directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” in the 2025 Annual Report for additional information on the Company’s standards of corporate governance under Cayman Islands law.

The functions and powers of the Board include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers;

•        exercising the borrowing powers of the Company and mortgaging the property of the Company; and

•        approving the transfer of shares of the Company, including the registering of such shares in the register of members.

PROPOSAL TWO

APPROVAL, RATIFICATION, AND CONFIRMATION OF THE RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting.

The Company’s Audit Committee appointed Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2026, and to authorize the Board and/or the Audit Committee to fix such independent registered public accounting firm’s annual compensation.

In the event that our shareholders fail to ratify the appointment and the authorization, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee in its discretion may recommend the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE “FOR” THE APPROVAL, RATIFICATION, AND CONFIRMATION OF THE RE-APPOINTMENT OF ONESTOP ASSURANCE PAC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2026.

PROPOSAL THREE

TO APPROVE THE INCREASE IN AUTHORIZED CAPITAL

Proposed Increase in Authorized Capital

The Board approved, and directed that there be submitted to the shareholders of the Company for approval, by ordinary resolutions, to approve an increase of the authorized share capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001.

Effects of the Increase in Authorized Capital

Authorized Shares

At the time the Increase in Authorized Capital is effective, the Company’s authorized share capital will be US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001.

Issued and Outstanding Shares

The Increase in Authorized Capital will have no impact to the current issued and outstanding shares.

Effectiveness of Amendment

If the proposed amendment is adopted, it will become effective upon the approval of the shareholders meeting.

Full Text of the Resolution

“RESOLVED by ordinary resolutions, to approve an increase of the authorized share capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001.”

Vote Required and Board Recommendation

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Annual General Meeting is required to approve this proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL THREE, TO APPROVE THE INCREASE IN AUTHORIZED CAPITAL AS DESCRIBED IN THIS PROPOSAL THREE.

PROPOSAL FOUR

TO APPROVE THE SHARE CAPITAL AMENDMENT

Proposed Amendment of Share Capital

The Board approved, and directed that there be submitted to the shareholders of the Company for approval, subject to the approval and implementation of the Increase in Authorized Capital, by an ordinary resolution, to approve the Share Capital Amendment from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each, to US$1,000,000 divided into 1,000,000,000 Ordinary Shares, comprising (i) 940,000,000 Class A Ordinary Shares and (ii) 60,000,000 Class B Ordinary Shares by:

(a)     re-designating all issued and outstanding Ordinary Shares (being 11,000,000 Ordinary Shares) as a consequence of the resolutions above, into Class A Ordinary Shares with one (1) vote per share and with other rights attached to it in the Fourth Amended and Restated Memorandum and Articles of Association on a one for one basis;

(b)    re-designating 60,000,000 authorized but unissued Ordinary Shares into 60,000,000 Class B Ordinary Shares with 50 votes per share and with other rights attached to it in the Fourth Amended and Restated Memorandum and Articles of Association on a one for one basis;

(c)     re-designating 929,000,000 authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis;

(d)    as a consequence of the Share Capital Amendment, the authorized share capital of the Company will be changed from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each, to US$1,000,000 divided into 1,000,000,000 Ordinary Shares, comprising (i) 940,000,000 Class A Ordinary Shares and (ii) 60,000,000 Class B Ordinary Shares;

(e)     to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Share Capital Amendment; and

(f)     to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Capital Amendment.

Following the Share Capital Amendment, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to 50 votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the Fourth Amended and Restated Memorandum and Articles of Association.

Potential Adverse Effects of Amendment

The proposed change will not affect in any way the validity or transferability of share certificates outstanding, the capital structure of the Company or the trading of the Company’s ordinary shares on the Nasdaq Capital Market. If the amendment is passed by the shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Share or Class B Ordinary Share, as the case may be, will be issued.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on the Company’s earnings per share, book value per share and the voting power and interest of current holders of ordinary shares which will be converted into Class A Ordinary Shares on a one for one basis. In addition, the availability of additional Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

Effectiveness of Amendment

If the proposed amendment is adopted, it will become effective upon the approval of the shareholders meeting.

Full Text of the Resolution

“RESOLVED, subject to the approval and implementation of the Increase in Authorized Capital, by an ordinary resolution, to approve an amendment of the authorized share capital of the Company from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each, to US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each (“Ordinary Shares”), comprising (i) 940,000,000 class A ordinary shares of par value of US$0.001 each (“Class A Ordinary Shares”) and (ii) 60,000,000 class B ordinary shares of par value of US$0.001 each (the “Class B Ordinary Shares”) by:

(a)     re-designating all issued and outstanding Ordinary Shares as a consequence of the resolutions above, into Class A Ordinary Shares with one (1) vote per share and with other rights attached to it in the Fourth Amended and Restated Memorandum and Articles of Association (hereinafter defined on a one for one basis;

(b)    re-designating 60,000,000 authorized but unissued Ordinary Shares into 60,000,000 Class B Ordinary Shares with 50 votes per share and with other rights attached to it in the Fourth Amended and Restated Memorandum and Articles of Association on a one for one basis;

(c)     re-designating 929,000,000 authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis;

(d)    as a consequence of the Share Capital Amendment, the authorized share capital of the Company will be changed from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each, to US$1,000,000 divided into 1,000,000,000 Ordinary Shares, comprising (i) 940,000,000 Class A Ordinary Shares and (ii) 60,000,000 Class B Ordinary Shares;

(e)     to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Share Capital Amendment; and

(f)     to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Capital Amendment.”

Vote Required and Board Recommendation

If a quorum is present, the approval of the Share Capital Amendment requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of at least a majority of the ordinary shares, who, being present (either in person or by proxy) and entitled to vote at the Annual General Meeting, vote at the Annual General Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Annual General Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL FOUR, TO APPROVE THE SHARE CAPITAL AMENDMENT AS DESCRIBED IN THIS PROPOSAL FOUR

PROPOSAL FIVE

REVERSE SHARE SPLIT AND SHARE CONSOLIDATION PROPOSAL

Proposed Reverse Share Split and Share Consolidation

The Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, subject to the approval and implementation of the Increase in Authorized Capital and the Share Capital Amendment, as an ordinary resolution, a Reverse Share Split and Share Consolidation of the Company’s ordinary shares at a specific ratio, of up to one-for-one hundred, but in any case at a ratio of not less than one-for-ten, on the effective date, in each case, as to be determined by the Board.

The Reverse Share Split and Share Consolidation will be implemented simultaneously for all Class A Ordinary Shares and Class B Ordinary Shares, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$1,000,000 divided into 1,000,000,000 Ordinary Shares comprising (i) 940,000,000 Class A Ordinary Shares, and (ii) 60,000,000 Class B Ordinary Shares, to US$1,000,000 divided into (i) as low as 9,400,000 class A ordinary shares of a par value of US$0.1 each and 600,000 class B ordinary shares of a par value of US$0.1 each.

The Reverse Share Split and Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares.

Registration and Trading of our Ordinary Shares

The Reverse Share Split and Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Reverse Share Split and Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Reverse Share Split and Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Reverse Share Split and Share Consolidation.

Reasons for the Reverse Share Split and Share Consolidation

The Board deems it is of the best interests of the Company and its shareholders to complete a Reverse Share Split and Share Consolidation so that it will be able to continue to meet the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2).

In addition, the Board also believes that the increased market price of our Class A Ordinary Shares expected as a result of implementing the Reverse Share Split and Share Consolidation could improve the marketability and liquidity of our Class A Ordinary Shares and may encourage interest and trading in our Class A ordinary shares upon the Reverse Share Split and Share Consolidation. The Reverse Share Split and Share Consolidation, if effected, could allow a broader range of institutions to invest in our Class A ordinary shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Class A ordinary shares. The Reverse Share Split and Share Consolidation could help increase analyst and broker interest in Class A ordinary shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Class A ordinary shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Determination of the Ratio for the Reverse Share Split and Share Consolidation

If Proposal Five is approved by the Company’s shareholders, the Board will have the discretion to determine whether it is in the best interests of the Company and its shareholders to move forward with the Reverse Share Split and Share Consolidation. If the Board decides to proceed with the Reverse Share Split and Share Consolidation, the Approved Consolidation Ratio will be determined by the Board, in its sole discretion. However, the Approved Consolidation Ratio will not be less than a ratio of one-for-ten (1:10) or exceed a ratio of one-for-one hundred (1:100). In determining which Approved Consolidation Ratio to use, the Board will consider numerous factors, including the historical and projected performance of our ordinary shares, or subject to the approval and implementation of the Share Capital Amendment, Class A Ordinary Shares, the effect of the Approved Consolidation Ratio on the Company’s compliance with other Nasdaq listing requirements, prevailing market conditions and general economic trends, and will place emphasis on the expected closing price of the Class A Ordinary Shares in the period following the effectiveness of the Share Consolidation. The Board will also consider the impact of the Approved Consolidation Ratios on investor interest. The purpose of selecting a range is to give the Board the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond to a changing corporate environment. Based on the number of shares of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding immediately following the approval of Proposal Four, after completion of the Reverse Share Split and Share Consolidation, we will have between approximately 9,400,000 and approximately 94,000,000 Class A ordinary shares issued and outstanding and between approximately 600,000 and approximately 6,000,000 Class B ordinary shares issued and outstanding, depending on the Approved Consolidation Ratio selected by the Board.

The following table contains approximate number of issued and outstanding shares of Class A ordinary shares and Class B ordinary shares without giving effect to any adjustments for fractional shares of ordinary shares or the issuance of any derivative securities, assuming the approval of Proposal Four.

	Ordinary Shares Outstanding
	Before Reverse Share Split and Share Consolidation	Post Reverse Share Split and Share Consolidation Ratio of 1 to 10	Post Reverse Share Split and Share Consolidation Ratio of 1 to 50	Post Reverse Share Split and Share Consolidation Ratio of 1 to 100
Class A Ordinary Shares	940,000,000	94,000,000	18,800,000	9,400,000
Class B Ordinary Share	60,000,000	6,000,000	1,200,000	600,000

Risks Associated with the Reverse Share Split and Share Consolidation

We cannot predict whether the Reverse Share Split and Share Consolidation will increase the market price for the Class A Ordinary Shares. The history of similar share consolidations for companies in like circumstances is varied, and the market price of the Class A Ordinary Shares will also be based on the Company’s performance and other factors, some of which are unrelated to the number of ordinary shares outstanding. Further, there are a number of risks associated with the Reverse Share Split and Share Consolidation, including:

(a)     A reverse share split and share consolidation may leave certain shareholders with one or more “odd lots,” which are share holdings in amounts of less than 100 shares of our Class A Ordinary Shares. These odd lots may be more difficult to sell than shares of our Class A Ordinary Shares in even multiples of 100.

(b)    The authorized but unissued shares of our Ordinary Shares could be issued by the Board without further shareholder approval, which could result in dilution to the current holders of our Ordinary Shares.

Book-Entry Shares

If the Reverse Share Split and Share Consolidation is effected, shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Reverse Share Split and Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post-Reverse Share Split and Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Reverse Share Split and Share Consolidation, shareholders will be notified that the Reverse Share Split and Share Consolidation has been effected. We expect that the Company’s transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates evidencing pre-consolidation shares in exchange for certificates evidencing post-consolidation shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Reverse Share Split and Share Consolidation will not affect the share capital account on the Company’s balance sheet. Depending on the size of the Reverse Share Split and Share Consolidation the Board decides to implement, the stated capital component will be reduced proportionately based upon the Reverse Share Split and Share Consolidation and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Reverse Share Split and Share Consolidation, the per share net income or loss and net book value of the Ordinary Shares will be increased because there will be fewer shares of Ordinary Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Reverse Share Split and Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Reverse Share Split and Share Consolidation, the Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Reverse Share Split and Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Reverse Share Split and Share Consolidation.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of Ordinary Shares.

Vote Required

Proposal Five will be approved by ordinary resolution if a simple majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of ordinary shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE REVERSE SHARE SPLIT AND SHARE CONSOLIDATION.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal Five is as follows:

“RESOLVED, subject to the approval and implementation of the Increase in Authorized Capital and the Share Capital Amendment, as an ordinary resolution that the Reverse Share Split and Share Consolidation of the Company’s issued and outstanding Ordinary Shares:

(a)     to authorize the Board to effect a reverse share split (the “Reverse Share Split”) and share consolidation (the “Share Consolidation”) of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-ten (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$1,000,000 divided into 1,000,000,000 Ordinary Shares comprising (i) 940,000,000 Class A Ordinary Shares, and (ii) 60,000,000 Class B Ordinary Shares, to US$1,000,000 divided into (i) as low as 9,400,000 class A ordinary shares of a par value of US$0.1 each and 600,000 class B ordinary shares of a par value of US$0.1 each;

(b)    to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Reverse Share Split and Share Consolidation; and

(c)     to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Reverse Share Split and Share Consolidation, be and is hereby approved in all respects.”

PROPOSAL SIX

CHANGE OF COMPANY NAME PROPOSAL

Background

The Board has concluded that it is in the Company’s commercial and best interests and proposed to the shareholders to approve that the English name of the Company be changed from “Hong Kong Pharma Digital Technology Holdings Limited” to “Cellyan Biotechnology Co., Ltd”, and the Chinese name of “生研生物公司” be adopted as the dual foreign name of the Company to replace its existing Chinese name of “港药数字科技控股有限公司” with effect from the date on which the Registrar of Companies in the Cayman Islands issues a Certificate of Incorporation on Change of Name confirming that the new name has been registered, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement and/or give effect to the Proposed Change of Company Name and to attend to any necessary registration and/or filing for and on behalf of the Company.

Potential Effects and Reasons for the Proposal

The proposed change of the Company’s English and Chinese names is intended to better align the Company’s corporate identity with its evolving business strategy and long-term growth objectives. The new English and Chinese names, “Cellyan Biotechnology Co., Ltd” and “生研生物公司,” respectively, reflect the Company’s expansion into stem cell and clinic development beyond its existing pharmaceutical supply chain services.

The change of name will not affect any of the rights of shareholders, the Company’s share capital, or the validity of currently issued share certificates. Upon the effectiveness of the change, all existing share certificates bearing the former name of the Company will continue to be valid for all legal and trading purposes, and no exchange of share certificates will be required.

Vote Required

Proposal Six will be approved by special resolution if two-thirds (2/3) majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of ordinary shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE CHANGE OF COMPANY NAME PROPOSAL.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal Six is as follows:

“RESOLVED as a special resolution that the English name of the Company be changed from “Hong Kong Pharma Digital Technology Holdings Limited” to “Cellyan Biotechnology Co., Ltd”, and the Chinese name of “生研生物公司” be adopted as the dual foreign name of the Company to replace its existing Chinese name of “港药数字科技控股有限公司” (the “Proposed Change of Company Name”) with effect from the date on which the Registrar of Companies in the Cayman Islands issues a Certificate of Incorporation on Change of Name confirming that the new name has been registered, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement and/or give effect to the Proposed Change of Company Name and to attend to any necessary registration and/or filing for and on behalf of the Company.”

PROPOSAL SEVEN

TO APPROVE AND ADOPT THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY AND TO APPROVE THE SETTLEMENT OF FRACTIONAL SHARES

Background

The Board deemed advisable, subject to the approval and implementation of the Proposals Three, Four, Five and Six, including the Increase in Authorized Capital, Share Capital Amendment, Reverse Share Split and Share Consolidation, and the approval of the Proposed Change of Company Name, and is recommending that our shareholders pass a special resolution to approve and adopt the Fourth Amended and Restated Memorandum and Articles of Association of the Company (a copy of which is attached to this proxy statement, subject to adjustment solely in respect of the final Approved Consolidation Ratio) to reflect the alteration of the share capital as a result of the Increase in Authorized Capital, Share Capital Amendment, Reverse Share Split and Share Consolidation and the Proposed Change of Company Name if and to the extent effected, in substitution for and to the exclusion of, the third amended and restated memorandum and articles of association of the Company.

The draft form of the Fourth Amended and Restated Memorandum and Articles of Association of the Company assumes that the shareholders have approved the Increase in Authorized Capital, the Share Capital Amendment, the Reverse Share Split and Share Consolidation, the Proposed Change of Company Name, and remains subject to shareholders approving Proposals Three, Four, Five and Six. Upon receipt of the approval of the shareholders of the Company by a special resolution, the Fourth Amended and Restated Memorandum and Articles of Association of the Company shall be adopted as the memorandum and articles of association of the Company with immediate effect, to the exclusion of the Company’s existing third amended and restated memorandum and articles of association.

At the Annual General Meeting, you will also be asked to approve in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Reverse Share Split and Share Consolidation, the authorization for Board to settle as they consider expedient any difficulty which arises in relation to the Reverse Share Split and Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split and Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split and Share Consolidation.

Procedure for Implementing the Fourth Amended and Restated Memorandum and Articles of Association of the Company

Subject to the approval of the Increase in Authorized Capital, the Share Capital Amendment and the Proposed Change of Company Name, the Fourth Amended and Restated Memorandum and Articles of Association of the Company will become effective immediately upon the approval of the shareholders of the Company by a special resolution. Filing of the final Fourth Amended and Restated Memorandum and Articles of Association of the Company with the Registrar of Companies of the Cayman Islands in accordance with the Companies Act (as revised) of the Cayman Islands would follow.

Purpose of the Proposed Fourth Amended and Restated Memorandum and Articles of Association of the Company

The Fourth Amended and Restated Memorandum and Articles of Association of the Company will reflect the alteration of the share capital as a result of the implementation of the Share Capital Amendment, the Reverse Share Split and Share Consolidation, the Proposed Change of Company Name, and will be adopted in substitution for and to the exclusion of, the third amended and restated memorandum of association and articles of association of the Company.

The adoption of the Fourth Amended and Restated Memorandum and Articles of Association of the Company will not affect shareholder rights, voting powers, or the Company’s operations and financial position. Instead, it will provide clarity, consistency, and an up-to-date governing document that accurately reflects the Company’s name and other previously approved changes.

Vote Required

Proposal Seven will be approved by special resolution if affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Annual General Meeting by the holders of ordinary shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL AND ADOPTION THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY AND APPROVAL OF THE SETTLEMENT OF FRACTIONAL SHARES.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal Seven is as follows:

“RESOLVED as a special resolution that, subject to the approval of, the Proposals Three, Four, Five and Six by special resolutions:

(a)     that the Fourth Amended and Restated Memorandum and Articles of Association, a copy of which has been produced to this meeting and initialed by the chairman of this meeting for the purpose of identification, be and are hereby approved and adopted as the memorandum and articles of association of the Company in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement the adoption of the Fourth Amended and Restated Memorandum and Articles of Association;

(b)    to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Fourth Amended and Restated Memorandum and Articles of Association; and

(c)     in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Reverse Share Split and Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to the Reverse Share Split and Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split and Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split and Share Consolidation.”

PROPOSAL EIGHT

TO REPURCHASE AND ISSUANCE OF SHARES OF CERTAIN SHAREHOLDER

General

The Board approved, and directed that there be submitted to the shareholders of the Company to approve, by an ordinary resolution, to approve the repurchase of 7,150,000 Class A Ordinary Shares registered in the name of TUTU Business Services Limited in consideration for the allotment and issuance of 7,150,000 Class B Ordinary Shares to TUTU Business Services Limited.

Potential Effects

If shareholders approve this proposal, the repurchase and issuance of shares of certain shareholder will become effective immediately upon such approval.

TUTU Business Services Limited, a BVI business company incorporated in the British Virgin Islands, with its registered address at Intershore Chambers, Road Town, Tortola, British Virgin Islands, currently holds 7,150,000 ordinary shares of par value of US$0.001 each of Hong Kong Pharma Digital Technology Holdings Limited. Ms. Liying Wang is the sole shareholder and director of TUTU Business Services Limited. Consequently, she may be deemed the beneficial owner of the securities held by TUTU Business Services Limited and exercises voting and dispositive power over such securities. Following effectiveness of the proposed repurchase and issuance of shares, TUTU Business Services Limited will beneficially hold approximately 98.93% of the total voting power of the Company.

Resolution To Be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that, the repurchase by the Company (the “Repurchase”) of 7,150,000 Class A Ordinary Shares of the Company (the “Repurchased Shares”) registered in the name of TUTU Business Services Limited (the “Shareholder”) at an amount equal to the nominal price of US$1 (the “Repurchase Price”) be approved on the following terms:

(a)     that the Repurchase Price be paid to the Shareholder upon Repurchase and the Repurchase Price be paid, out of the proceeds from a fresh issue of 7,150,000 Class B Ordinary Shares of the Company made for the purpose of the Repurchase; and

(b)    that the Repurchased Shares shall be treated as cancelled following the Repurchase; and

(c)     that, following the Repurchase and issue of Class B Ordinary Shares, the Company’s issued share capital shall remain unchanged and the Repurchase shall not be taken as reducing the Company’s authorized share capital.”

Vote Required

This proposal requires an ordinary resolution under Cayman Islands law, being the affirmative (“FOR”) vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Annual General Meeting, vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL NINE

TO APPROVE THE 2025 EQUITY INCENTIVE PLAN

General

The Board has declared advisable, adopted and is submitting for shareholder approval, the Hong Kong Pharma Digital Technology Holdings Limited 2025 Equity Incentive Plan. The purpose of the 2025 Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of our Ordinary Shares.

If approved by the Company’s shareholders, the 2025 Plan will be effective as of November 14, 2025 (the date that the Board approved the 2025 Plan). Capitalized terms used but not defined in this Proposal Nine shall have the meaning ascribed to them in the 2025 Plan, a copy of which is attached hereto. The following description is qualified in its entirety by reference to the 2025 Plan.

Description of the 2025 Plan

Administration.    The Company’s Compensation Committee will administer the 2025 Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any Awards granted under the 2025 Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2025 Plan. The Company’s Compensation Committee will have full discretion to administer and interpret the 2025 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable.

Eligibility.    Current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the 2025 Plan. The Company’s Compensation Committee has the sole and complete authority to determine who will be granted an award under the 2025 Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the 2025 Plan.

Number of Shares Authorized.    The 2025 Plan provides for an aggregate of 1,100,000 Ordinary Shares to be available for awards. If an award is forfeited or if any option terminates, expires or lapses without being exercised, the Ordinary Shares subject to such award will again be made available for future grant. Ordinary Shares that are used to pay the exercise price of an option or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the 2025 Plan.

Each Ordinary Share subject to an Option or a Share Appreciation Right will reduce the number of Ordinary Shares available for issuance by one share, and each ordinary share underlying an Award of Restricted Share, Restricted Share Units, Share Bonus Awards and Performance Compensation Awards will reduce the number of Ordinary Shares available for issuance by one share.

If there is any change in our corporate capitalization, the Compensation Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2025 Plan, the number of shares covered by awards then outstanding under the 2025 Plan, the limitations on awards under the 2025 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The 2025 Plan will have a term of ten years and no further awards may be granted under the 2025 Plan after that date.

Awards Available for Grant.    The Company’s Compensation Committee may grant awards of Non-Qualified Share Options, Incentive (qualified) Share Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Share Bonus Awards, Performance Compensation Awards (including cash bonus awards) or any combination of the foregoing.

Options.    The Company’s Compensation Committee will be authorized to grant Options to purchase Common Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Code Section 422 for incentive share options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the 2025 Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the 2025 Plan, the exercise price of the Options will be set forth in the applicable Award agreement. Options granted under the Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable Award agreement. The maximum term of an option granted under the 2025 Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder).

Share Appreciation Rights.    The Company’s Compensation Committee will be authorized to award Share Appreciation Rights (or SARs) under the 2025 Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An Option granted under the 2025 Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an Option. SARs granted in connection with an Option shall be subject to terms similar to the Option corresponding to such SARs. SARs shall be subject to terms established by the Compensation Committee and reflected in the Award agreement.

Restricted Shares.    The Company’s Compensation Committee will be authorized to award Restricted Shares under the 2025 Plan. The Compensation Committee will determine the terms of such Restricted Shares awards. Restricted Shares are Ordinary Shares that generally are non-transferable and subject to other restrictions determined by the Compensation Committee for a specified period. Unless the Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the restricted period, then any unvested Restricted Shares are forfeited.

Restricted Share Unit Awards.    The Company’s Compensation Committee will be authorized to award Restricted Share Unit awards. The Compensation Committee will determine the terms of such Restricted Share Units. Unless the Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Share Bonus Awards.    The Company’s Compensation Committee will be authorized to grant awards of unrestricted Ordinary Shares or other awards denominated in Ordinary Shares, either alone or in tandem with other awards, under such terms and conditions as the Compensation Committee may determine.

Performance Compensation Awards.    The Company’s Compensation Committee will be authorized to grant any award under the 2025 Plan in the form of a Performance Compensation Award by conditioning the vesting of the award on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination thereof, as determined by the Compensation Committee.

Transferability.    Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Compensation Committee, however, may permit awards (other than incentive share options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability Company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

Amendment.    The 2025 Plan will have a term of ten years. The Board may amend, suspend or terminate the 2025 Plan at any time; however, shareholder approval to amend the 2025 Plan may be necessary if the law or the rules of the national exchange so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any Award without the consent of the participant or recipient.

Change in Control.    Except to the extent otherwise provided in an Award agreement or as determined by the Compensation Committee in its sole discretion, in the event of a Change in Control, all outstanding options and equity awards (other than performance compensation awards) issued under the 2025 Plan will become fully vested and performance compensation awards will vest, as determined by the Compensation Committee, based on the level of attainment of the specified performance goals.

Full Text of the Resolution

“As an ordinary resolution, to approve and adopt the Hong Kong Pharma Digital Technology Holdings Limited 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares.”

Vote Required and Board Recommendation

If a quorum is present, the approval of the 2025 Plan requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of at least a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Annual General Meeting, vote at the Annual General Meeting. Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as a vote cast at the Annual General Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NINE, TO APPROVE THE HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED 2025 EQUITY INCENTIVE PLAN AS DESCRIBED IN THIS PROPOSAL NINE.

OTHER MATTERS

GENERAL

The Board does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual General Meeting. If any other matters should properly come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Annual General Meeting or other information related to the proxy solicitation, you may contact the Company at +852 2618-9289.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board or the individual director to Hong Kong Pharma Digital Technology Holdings Limited, Room B1, 5/F., Well Town Industrial Building,13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The SEC filings of the Company made electronically through the EDGAR system of the SEC are available to the public at the website of the SEC at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

November 24, 2025

By order of the Board of Directors Hong Kong Pharma Digital Technology Holdings Limited
/s/ Chenyu Liang
Name: Chenyu Liang
Title: Director and Chief Executive Officer